UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
                 Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                   Under the Securities Exchange Act of 1934
                                Amendment No. 1

                             GLOBAL PAYMENTS INC.
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                               (Name of Issuer)

                          Common Stock, no par value
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                        (Title of Class of Securities)

                                  37940X 10 2
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                                (CUSIP Number)

                            Antonio Molestina, Esq.
                 Vice President and Associate General Counsel
                           CIBC World Markets Corp.
                           1 World Financial Center
                              200 Liberty Street
                           New York, New York 10281
                                     (212)

                                   Copy to:

                              Lee Meyerson, Esq.
                          Simpson Thacher & Bartlett
                425 Lexington Avenue, New York, New York 10017
                                (212) 455-2000

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


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            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  37940X 10 2                                    Page  2  of  4
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    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                    Canadian Imperial Bank of Commerce

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                             (a)  /  /


                             (b) /  /

    3      SEC USE ONLY


    4      SOURCES OF FUNDS:

           SC (See Item 3)

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                /   /

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Canada

 NUMBER OF SHARES       7     SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING
      PERSON                           9,764,623  (See Item 5)
       WITH

                        8     SHARED VOTING POWER


                                       0

                        9     SOLE DISPOSITIVE POWER

                                       9,764,623  (See Item 5)

                       10     SHARED DISPOSITIVE POWER


                                       0

      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                       9,764,623

      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES:

                                       /  /

      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                       26.25%

      14     TYPE OF REPORTING PERSON:


                                       co


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CUSIP No.  37940X 10 2                                    Page  3  of  4
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           This Amendment No. 1, dated June 6, 2001, is filed by Canadian
Imperial Bank of Commerce ("CIBC"). Capitalized terms used herein but not defined shall have the meaning ascribed thereto in the Schedule 13D dated March 20, 2001, filed by CIBC (the "Initial Schedule 13D"). This Amendment hereby amends and supplements the Initial Schedule 13D. All items not described herein remain as previously reported in the Initial Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

           CIBC is the beneficial owner of 9,764,623 shares of GPI Common Stock and has sole power to vote and dispose of such shares, subject to certain restrictions contained in the agreements described in Item 6 of the Initial
Schedule 13D.

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CUSIP No.  37940X 10 2                                    Page  4  of  4
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                                  Signatures

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                  CANADIAN IMPERIAL BANK OF COMMERCE



                                  By:      /s/ Richard E. Venn
                                  -----------------------------------
                                  Name:  Richard E. Venn
                                 Title:  Senior Executive Vice President



                                   By:      /s/ R.J. Richardson
                                   -----------------------------------
                                   Name:  R.J. Richardson
                                   Title: Vice President



Dated:   June 6, 2001